                                Filed by Go2Net, Inc.
                                Pursuant to Rule 425 Under the Securities Act of
                                    1933
                                And Deemed Filed Pursuant to Rule 14a-12 Under
                                    the Securities Exchange Act of 1934
                                Subject Company: Go2Net, Inc. (Commission File
                                    No. 001-12883)

SLIDES SHOWN IN ROADSHOW PRESENTATIONS

INFOSPACE

      In Every Space ....

THE VISION

      To be the premier global infrastructure company that is fundamentally changing the way people communicate, access information, conduct commerce and manage their lives on any device

MERGER SUMMARY

      -   Structure:         Tax free, Stock-for-Stock Merger

      -   Exchange Ratio:    1.82 InfoSpace shares per Go2Net share

      -   Management:        Naveen Jain       -   Chairman
                             Arun Sarin        -   Vice Chairman and CEO
                             Russ Horowitz     -   Vice Chairman and President
                             Rand Rosenberg    -   Chief Financial Officer

      -   Board Composition: 5 InfoSpace, 3 Go2Net

      -   Accounting:        Pooling-of-Interests

      -   Conditions:        Shareholder approvals and regulatory

      -   Target Closing:    Q4 2000

      -   Company Name:      InfoSpace

MERGER HIGHLIGHTS

      - Creates the global infrastructure powerhouse delivering private-label, integrated applications and services for all platforms

      - Impressive position in 4 massive markets: Consumer, Merchant, Wireless and Broadband

      -   Accelerates the network effect between consumers and merchants

      - Significant business model synergies accelerate revenue growth and extend technology leadership

      -   World-class, proven management team strengthens execution capability

      -   Immediately accretive on all financial metrics

SIGNIFICANT REVENUE GROWTH

         Graphical chart showing the quarterly revenue growth of both InfoSpace and Go2Net. The charts are each presented as bar graphs with $(MM) on the vertical axis and time (measured in fiscal quarters from March 99 to Jun 00) on the horizontal axis. Under each graph is a measurement of the quarter-to-quarter revenue growth percentages.

INFOSPACE OVERVIEW

      - Leading provider of information, communication and commerce infrastructure services for wireless devices, merchants and Web sites

      -   Any Standard, Any Platform, Any Device

      -   Platform of choice for wireless carriers

             Access to 88% of U.S. wireless market; Verizon (Bell Atlantic, AirTouch, GTE), SBC (South Western Bell, Pacific Bell, Ameritech Cellular, Cellular One, SNET), AT&T, Alltel, VoiceStream, Quest Wireless

             Very quickly expanding footprint in Europe, Asia and South America; Vodafone Australia, Austria One, TIW Brazil

      - Innovating and integrating proprietary applications and technologies to enhance the user experience

INFOSPACE OPERATING MODEL

         Operating Metrics:

      - More than 20 wireless carrier relationships worldwide (up from 5 one year ago)

      - More than 3,000 affiliate Web sites reaching more than 90% of all Internet users (up from 1,800 one year ago)

      - All 5 RBOCs with more than 600,000 local online and offline merchants using services (up from 100,000 one year ago); 50% growth from last quarter alone

      -   Consistently exceed consensus analyst expectations

         Revenue Model:

      -   Wireless: Licensing per subscriber per month and transaction fees

      -   Merchant: Licensing, subscriptions, commerce transactions

      -   Consumer: Licensing and transaction fees

WHAT WE DO... HELP OUR PARTNERS WIN!

         Graphic showing logos of InfoSpace Partners separated into strategic groups. Under internet groups are listed: NBCi, CBS, abc.com, DowJones, Lycos, citysearch.com, msn, aol. Under Wireless groups are listed:
         Airtouch, AT&T, Alltel, BellAtlantic, SBC, Vodafone Airtouch, GTE, USWest, Verizon Wireless, VoiceStream Wireless. Under Merchants are listed: OfficeMax, BankofAmerica, TicketMaster, AmericanExpress

YOU SEE US THROUGH OUR PLATFORM PARTNERS

         Graphic showing pictures representing different platform partners: (1) a picture of Lycos' website; (2) a picture of a handheld device (i.e.
         Palm); (3) picture of a cellular phone

WE'VE BEEN AHEAD OF THE CURVE

         Graphic showing timeline of Infospace activities in certain key technologies such as Broadband, Wireless, Merchant, Private-Label, and Technology. The graphic shows all of the Broadband partners and the dates those partnerships were established. It shows the Wireless partners and the dates those partnerships were established. Graphic also shows a timetable of the applicable technology and the dates of certain milestones.

EXPANDING OUR OPPORTUNITY

         Graphic showing expansion plan into different avenues of distribution such as WebPortals, DSL Providers, Wireless carriers, Cable, and Satellite collectively termed InfoSpace's Integrated Technology Platform.

LARGE MARKET OPPORTUNITY

         Graphic showing Narrowband, Wireless and Broadband market opportunities on bar graphs. Each graph represents projections of users (in the millions) over the next three to four years. Graphs project a market of 520 million Global Internet Users (narrow band) by 2004, 1.6 billion wireless users by 2004, and 81 million broadband users by 2003.

WHY GO2NET!

      -   Creates the first, private label cross-platform solutions provider

      -   Creates the largest end-to-end merchant network

      - Delivers the most widely used payment processing platform for exploding commerce opportunities

      - Gives leading position in broadband with key MSO and other broadband partnerships

                  Graphic showing logos of partners:  AllegianceTelecom, digeo,

                  CharterCommunications, RCN, HighSpeedAccess

      - Additional applications expand market opportunities (search, finance, merchant solutions, etc.)

      -   Significantly accretive to EPS and all financial metrics

GO2NET OVERVIEW

      - Leading provider of applications and infrastructure technologies to broadband and narrowband devices

      - Highly monetizable cross platform applications --- finance, games, search, payment processing platform, etc.

      -   Significant merchant network

      -   Most widely used payment processing platform

      -   Robust and scalable technology platform

GO2NET OPERATING MODEL

         Operating Metrics:

      - More than 10MM homes passed (30MM+ users) via broadband distribution channels

      -   More than 1 million merchants (up from 500,000 one year ago)

      - More than 80,000 merchants licensing payment processing platform and more than $1B in transactions processed annually

      - One of the Internet's most profitable business models (29%+ operating margins)

      -   Consistently exceed consensus analyst expectations

         Revenue Model:

      -   Merchant: Licensing, subscriptions, transactions

      -   Consumer: Licensing, transactions, advertising

      -   Broadband: Licensing, transactions, subscriptions, advertising

IMMEDIATE SYNERGIES

         Wireless            -  Integration of payment processing platform with
                                one-click purchasing

                             - Strength in new areas such as entertainment which
                               are key drivers for wireless

                             - Broadband capabilities keep INSP ahead of curve
                               for 3G wireless


         Broadband           - Leverage INSP relationships to upsell broadband
                               applications and services

                             - International penetration Merchant

                             - Cross-sell into 1.6 million merchants

                             - Combine INSP promotional and marketing
                               functionality with GNET transaction processing capabilities

         Consumer            - Cross-selling in key service offerings (search,
                               directory, shopping, community, finance, games, etc.)

                             - Extend unduplicated and duplicated reach

GO2NET ACCELERATES THE NETWORK EFFECT

         Graphic showing acceleration of network. Graphic is a circular graph formed by three arrows representing (1) the addition of partners; (2) the acquisition of merchants and consumers; and (3) the expansion of services. Inside the circle are pictures of the technologies in which this acceleration will take place, wireless phone, standard computer, palm devices, and cable television.

PLATFORM UBIQUITY

         Graphic showing variety of platforms such as Voice, SMS, TV, Satellite, HDML, PDA Browsers, Palm Devices, Web Appliances, Cable Modems, HTML, DSL, WAP, Next Generation SmartPhones. The graphic is displayed as the InfoSpace logo centered with arrows pointing out to all the platforms in a hub and spoke layout.

UNIFIED AND SCALABLE TECHNOLOGY PLATFORM

      - Integration of superior narrowband, wireless and broadband technology creates significant barriers to entry

      - Robust architecture delivers unified user experience independent of device or platform o Distributed technology for scaling to the masses

      -   Field tested and proven technology with leading distribution partners

      - Proprietary technology (with more than 40 patents pending) creates compelling value proposition

                  Commerce services (UPC-based shopping and promotions and single-click purchasing)

                  Broadband content and services delivery

UNMATCHED SERVICE PROVIDER

         Graphic showing services provided to certain partners as compared to the services provided by certain competitors. The Services listed at the top of the graph are (1) Under the heading of TECHNOLOGY, Standards Agnostic, and Private Label; (2) Under the heading of APPLICATIONS, UPC Based mCommerce, Merchant Promotions, PIM Services, Games, Search, Payment Processing, and Location Services; and (3) Under the heading of DISTRIBUTION, Mobile Carriers, Cable/DSL, PC/Narrowband.

         The competitors to which InfoSpace is drawing a comparison are: Aether, Comverse, Inktomi, Phone.com, Software.com, Verisign, and Branded Portals.

         The comparisons are drawn by placing an "x" in the appropriate column indicating which service each offers. InfoSpace has an "x" under each column indicating that they offer each service listed. All others have various numbers of services indicated by a various number of x's.

WIRELESS DEMO

         Graphic showing cellular phone screen. The demo will show how, with a cellular phone, you can log on to a particular web site, in this case MyCoupons, enter a category code, and city and then search for available coupons.

KEY MANAGEMENT


         KEY MANAGEMENT                CURRENT ROLE                        BACKGROUND

         Naveen Jain                   Chairman, INSP                      Microsoft

         Arun Sarin                    CEO, INSP                           Vodafone AirTouch

         Rand Rosenberg                CFO, INSP                           Pacific Telesis, Salomon

         Russ Arun                     CTO, INSP                           Microsoft

         Russell Horowitz              Chairman and CEO, GNET              Xanthus Capital, LP

         John Keister                  President, GNET                     ViewCom Technology

         Michael Riccio                COO, GNET                           Hutchins, Wheeler & Dittmar

         Rick Thompson                 CFO, GNET                           Microsoft

         Eric Zocher                   CTO, GNET                           Excite@Home



PRO FORMA FINANCIALS


                                               INFOSPACE                    GO2NET                    PRO FORMA

         1H:00 ($)MM

         Revenue                                   $43.6                       $41.8                      $85.4

         Gross Profit                               36.0                        35.1                       71.1

         Operating Income                           (6.8)                       11.8                        5.0

         Net Income                                $(1.5)                      $18.4                       16.9

         EPS                                       $(0.01)                      $0.40                      $0.05

         Cash                                      $180                        $285                       $465


PRO FORMA REVENUE BREAKDOWN

         Pie Graph showing Pro Forma and Target revenues. The Pro Forma revenues are for Second Quarter 2000, and the Target Revenues are for Calendar Year 2002. The revenue percentages are broken down into Consumer, Merchant, Wireless, and Broadband sources.

PRO FORMA BUSINESS MODEL


                                                 ACTUAL                     TARGET

         Gross Margin                               83%                    83% - 85%

         SG&A                                       61%                    38% - 42%

         R&D                                        16%                    10% - 12%

         Operating Margin                            6%                    30% - 35%


      STRONG FINANCIAL POSITION AND OUTLOOK

      -  Immediately accretive to all financial metrics

      -  Transaction accelerates revenue growth opportunities

      -  Highly diversified recurring revenue streams

      -  Continued margin expansion

      -  Free cash flow positive

      -  $465 million in cash

THINGS TO WATCH FOR

      -  Metrics

                  Increased penetration among subscribers of wireless carrier partners

                  Additional merchants subscribing to merchant services

                  Increasing transaction revenue per merchant and per subscriber

                  Average revenue per affiliate

                  Increase in reach, both unduplicated and duplicated

      -  Relationships

                  Aligning with additional wireless carriers, both domestic and abroad

                  Launching of wireless services with existing carrier partners

                  Rollout of broadband services with existing broadband partners

SUMMARY HIGHLIGHTS

      - Creates the global infrastructure powerhouse delivering private-label, integrated applications and services for all platforms

      - Impressive position in 4 massive markets: Consumer, Merchant, Wireless and Broadband o Accelerates the network effect between consumers and merchants

      - Significant business model synergies accelerate revenue growth and extend technology leadership

      -  World-class, proven management team strengthens execution capability

      -  Immediately accretive on all financial metrics

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by InfoSpace and Go2Net. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from InfoSpace or Go2Net.

         InfoSpace and its executive officers and directors may be deemed to be participants in the solicitation of proxies from InfoSpace's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in InfoSpace's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 25, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from InfoSpace.

         Go2Net and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Go2Net with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Go2Net's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 28, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Go2Net.